

June 10, 2015

Iryna Clark
Chief Executive Officer
Lockbox Link, Inc.
13708 Ruette Le Parc #C
Del Mar, CA 92014

> **Re: Lockbox Link, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed May 15, 2015**
> **File No. 333-198677**

Dear Ms. Clark:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note you have included the unaudited interim financial statements as exhibit 23.3 to your Form S-1. Please note the financial statements are required to be included within the prospectus and thus should not be filed as exhibits. Please refer to paragraph (e) of Item 11 of Form S-1 and revise your filing accordingly.

Executive Compensation

Table 4.0 Summary Compensation, page 33

2.   Please revise to provide executive compensation disclosure for the period ended December 31, 2014. Ensure that your summary compensation table includes a "Total" column. Refer to Item 402(m)-(r) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 33

3.   Please revise to provide disclosure of security ownership of certain beneficial owners and management as of the most recent practicable date. Refer to Item 403 of Regulation S-K.

Interests of Named Experts and Counsel, page 34

4.   Please revise to refer to the report of your independent auditor dated March 13, 2015.

        Please contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, me at (202) 551-3483, with any questions. If you require further assistance, please contact Barbara C. Jacobs at (202) 551-3730.

                                        Sincerely,

                                        /s/ Katherine Wray

                                        Katherine Wray
                                        Attorney-Advisor

cc: Ryan Anderson, Esq.
        The Moores Law Group, LLP